Exhibit 15.3

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Peter Hui Zhang, Chairman and Chief Executive Officer of Full Truck Alliance Co. Ltd. (the “Company”), certify that to my knowledge following due inquiry:

(1)

As of the date hereof, the directors and officers of the Company consist of: Peter Hui Zhang, Guizhen Ma, Wenjian Dai, Richard Weidong Ji, Shanshan Guo, Jennifer Xinzhe Li, Simon Chong Cai, Langbo Guo, Kai Shen and Zhenghong Wang;

(2)	None of the Company’s directors or officers are representatives of any government entity in the People’s Republic China (the “PRC”);

(3)

As of the date hereof, the following shareholders hold 10% or more of the total outstanding ordinary shares of the Company: SVF entities (consisting of SVF Truck (Singapore) Pte. Ltd. and SVF II Cortex Subco (DE) LLC) and Full Load Logistics Information Co., Ltd.;

(4)	None of the shareholders that hold 10% or more of the total outstanding ordinary shares of the Company are controlled by any government entity in the PRC;

(5)

There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors, officers or shareholders on the one hand, and any person on the other hand, that could result in such person being deemed to control the Company; and

(6)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	April 19, 2023

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chairman and Chief Executive Officer